Exhibit 99.1

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

HARDY TS KAGIMOTO, Plaintiff, v. ATHERSYS, INC., Defendant.	) ) ) ) ) ) ) ) )	C.A. No. 2020-____-____
VERIFIED COMPLAINT FOR INSPECTION OF BOOKS AND RECORDS
Plaintiff Hardy TS Kagimoto, by and through his undersigned counsel, alleges the following against defendant Athersys, Inc. (“Athersys” or the “Company”) upon knowledge as to his acts, deeds and observations and, as to all other matters, upon information and belief, including the review of publicly available and other information:
PRELIMINARY STATEMENT
1.          Dr. Kagimoto has served on the board of directors of Athersys (the “Board”) since June 2018.  Dr. Kagimoto has been systematically excluded from participating in the management and oversight of the Company’s business and affairs since he first joined the Board.  Indeed, for the entire duration of his service on the Board, Dr. Kagimoto has been excluded from its decision-making processes by way of a so-called “Executive Committee,” the details of which have been kept hidden from Dr. Kagimoto for years.  The Executive Committee, which is led by Athersys’s Chairman, CEO and co-founder Gil Van Bokkelen, serves as Van

Bokkelen’s rubber stamp and conducts nearly all of the management and oversight that should rightly be conducted by the full Board.
2.          The Executive Committee, in concert with Company management, has for years withheld – and continues to withhold – nearly all information regarding the Company, the activities of the Executive Committee and the Board’s operation from Dr. Kagimoto.  By this action, Dr. Kagimoto seeks to right that wrong.
3.          As a director of a Delaware corporation, Dr. Kagimoto is entitled to virtually unfettered access to information regarding the Company, the Board and the Executive Committee.  Indeed, in order to fulfill his fiduciary duties to the Company and its stockholders, Dr. Kagimoto is required to remain adequately informed as to all matters relevant to his directorship.  Such information is particularly important here, given Dr. Kagimoto’s justified belief that the ongoing conspiracy of secrecy related to the Executive Committee has hidden from him significant mismanagement, breaches of duty and failures of oversight by the other members of the Board.
4.          Thus, on October 19, 2020 Dr. Kagimoto delivered to Athersys a demand to inspect books and records pursuant to Section 220 of the Delaware General Corporation Law (the “Demand,” attached hereto as Exhibit 1).  The Demand seeks 12 categories of information essential to Dr. Kagimoto’s service as an Athersys director and necessary for him to, among other things, adequately inform himself as a director and investigate wrongdoing at the Company, particularly related to the existence and function of the Executive Committee.
5.          On October 26, 2020, the Company recognized Dr. Kagimoto’s right to inspect Company books and records, but refused to produce for inspection all categories of books and records specified in the Demand.  (See Exhibit 2 hereto)  Dr. Kagimoto’s counsel has provided to the Company further correspondence with respect to the Demand.  (See Exhibit 3 hereto)  Yet as of the date of this Complaint, Athersys has produced nothing in response to the Demand.
6.          Accordingly, Dr. Kagimoto brings this action to enforce his right to inspect books and records of the Delaware corporation he serves.
THE PARTIES
7.          Plaintiff Hardy TS Kagimoto is a current member of the Athersys Board of Directors.
8.          Defendant Athersys, Inc. is a Delaware corporation headquartered in Cleveland, Ohio.
JURISDICTION
9.          Pursuant to 8 Del. C. § 220(d), “[t]he Court of Chancery is … vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought” and “may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger and the list of stockholders and to make copies or extracts therefrom.”  Additionally, the Court has jurisdiction over this action pursuant to 10 Del. C. § 341, which grants the Court of Chancery jurisdiction “to hear and determine all matters and causes in equity.”
10.          The Court has personal jurisdiction over Athersys pursuant to 8 Del. C. § 321 and 10 Del. C. § 3111.
SUBSTANTIVE ALLEGATIONS
I.	BEFORE DR. KAGIMOTO JOINS THE BOARD IN JUNE 2018, ATHERSYS SECRETLY ESTABLISHES AN EXECUTIVE COMMITTEE TO EXCLUDE HIM FROM MEANINGFUL PARTICIPATION IN THE COMPANY’S GOVERNANCE.
11.          Dr. Kagimoto is the founder and CEO of Healios K.K. (“Healios”), a Japanese biotechnology company that researches and develops novel stem cell therapy treatments.
12.          In 2016, Healios and Athersys announced a partnership and license agreement focusing on the development and commercialization of MultiStem, which is Athersys’s primary regenerative medicine product candidate.  In broad terms, Athersys licensed its MultiStem technology to Healios in certain markets, and Healios is using that technology to develop new treatments for ischemic stroke and acute respiratory distress syndrome (ARDS).  As a result of this and related agreements, Healios became Athersys’s most substantial commercial partner.
13.          Healios and Athersys expanded their partnership in 2018.  Pursuant to a series of agreements, Healios committed to invest approximately $43.1 million in

Athersys in exchange for (among other things) a significant equity stake and the right to nominate at least one individual for election to the Board.
14.          As is relevant here, one of those agreements was an Investor Rights Agreement (the “IRA,” attached hereto as Exhibit 4) entered into on March 14, 2018.  The IRA provides that any director candidate nominated by Healios and elected to the Board:
will be governed by the same protections and obligations as all other directors of the Company, including, without limitation, protections and obligations regarding customary liability insurance for directors and officers, confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies, director evaluation process, director code of ethics, director share ownership guidelines, stock trading and pre-approval policies, and other governance matters.
15.          Pursuant to the IRA, Dr. Kagimoto was nominated for election to the Board by Healios in or around April 2018.
16.          Soon after Dr. Kagimoto’s nomination, but before his election, Athersys established a so-called “Executive Committee” as a way to prevent Dr. Kagimoto from meaningfully participating in the management and oversight of the business and affairs of the Company once he joined the Board.
17.          Specifically, on June 12, 2018, the Board (which at the time did not yet include Dr. Kagimoto) met and established the Executive Committee, which included as members Chairman and CEO Van Bokkelen and all of the purportedly

“independent” members of the Board, all of whom had served on the Board with, and done the bidding of, Van Bokkelen since at least 2010.
18.          Only two members of the Board were left off of the Executive Committee when it was formed in June 2018:  John Harrington, a longtime Van Bokkelen ally who co-founded the Company with him in 1995 and is a member of the Company’s management team, and Jordan Davis, an outside director who had been designated by Radius Ventures (another investor in the Company) to serve on the Board pursuant to an agreement with Athersys.
19.          According to minutes from the June 12, 2018 Board meeting (which Dr. Kagimoto received and reviewed for the first time in August 2020, more than two years after the Executive Committee was formed, and which are attached as Exhibit 5 hereto), the proposal to create and empower the Executive Committee was “carried by a majority of the directors present” – not unanimously.
20.          Mr. Davis’s service on the Board ended six days after the Executive Committee was formed, inferably because he did not agree with the formation of the Executive Committee.
21.          The June 12, 2018 Board minutes also state that the Executive Committee’s purported mandate was to “evaluate, discuss and act on matters that may represent or involve a potential conflict of interest for one or more directors” and to “exercise all of the powers of the Board” in that regard.  (Ex. 5 at 1, 2)

Nothing in the Executive Committee’s mandate requires or permits the Executive Committee to work in secret, nor does it empower the Company’s management to deliver information to the Executive Committee but not the other members of the Board.
22.          Six days after the Executive Committee was formed, Dr. Kagimoto was elected to the Board by a vote of Athersys’s stockholders on June 18, 2018.
II.	FOR YEARS, THE EXECUTIVE COMMITTEE BLOCKS DR. KAGIMOTO FROM PARTICIPATING IN BOARD DECISIONS AND RECEIVING INFORMATION ABOUT THE COMPANY.
23.          Dr. Kagimoto was not told about the formation or existence of the Executive Committee when he joined the Board in June 2018.  Thereafter, on rare occasions, oblique references to its existence were made in a few communications involving Dr. Kagimoto, which communications did not contain material information about its purpose, nature or operation.  Thus, the Executive Committee continued to meet and address in secret what should be Board functions which were routed through the Executive Committee at the direction of Van Bokkelen.  Dr. Kagimoto was not provided a report on the items considered or deliberated by the Executive Committee and otherwise remained in the dark as to critical Company decision making.
24.          This conspiratorial governance behavior is highly improper and directly contrary to Delaware law, which requires that corporations such as Athersys be managed by or under the direction of a board of directors, not a subset of the directors.  See 8 Del. C. § 141.  It also far exceeds the limited scope of authority purportedly granted to the Executive Committee when it was formed in 2018, prior to Dr. Kagimoto’s election to the Board.
25.          Also unbeknownst to Dr. Kagimoto, the Company’s management (led by Van Bokkelen) routinely provided the Executive Committee – but not Dr. Kagimoto – with fundamental business information necessary to oversee Athersys and participate in Board operations.
26.          In addition, since June 2018 the Executive Committee – again, with Van Bokkelen at the helm – has secretly deliberated and decided many matters relating to the Company’s business and affairs without notice to Dr. Kagimoto and without an opportunity for Dr. Kagimoto to participate.  Most of those matters are entirely unrelated to Healios and did not present even the slightest possibility of a potential conflict resulting from Dr. Kagimoto’s participation.  Yet he was nevertheless excluded from them and kept in the dark.
27.          Moreover, in the rare instances when the Executive Committee determined to put a matter to a vote of the full Board, Dr. Kagimoto was often notified very late in time and often denied important information related to Board level decisions.  Meanwhile members of the Executive Committee had called the meeting together, with ample notice, and voted, having already reviewed all the relevant information they wished to consider.  This manipulation of the governance process is legally impermissible and facially unfair.
28.          The Executive Committee’s malfeasance also concealed from Dr. Kagimoto the fact that the Executive Committee was failing to properly oversee the Company’s business and affairs. This failure caused Athersys to fall into a cycle of underperformance and mismanagement threatening its ability to operate successfully and comply with its commitments, contractual and otherwise.
29.          Although Dr. Kagimoto has been denied access to the full scope of Athersys information, the experience of Healios, which Dr. Kagimoto leads, is instructive.  During the course of the companies’ relationship, Athersys repeatedly failed to meet the parties’ time and cost expectations for the production of MultiStem product for Healios’s ischemic stroke and ARDS trials.  Athersys has struggled to meet its commercial obligations to Healios on a continuing basis, and the Athersys management team has responded by aggressively seeking to shift Athersys’s operational risk and financial responsibilities onto Healios.  This ultimately led Healios to notify Athersys, in October 2020, that Athersys has committed material breaches of its obligations under several agreements between the parties that remain uncured.
30.          This is but an illustration of how the Executive Committee’s failure to provide an effective check on Van Bokkelen and the management team loyal to him has exposed the Company to significant potential liability, both to its stockholders as a result of the Executive Committee’s violations of fiduciary duty and to its contractual counterparties as a result of management’s operational deficiencies.
31.          On September 18, 2019, Dr. Kagimoto wrote a letter to the Board expressing his “serious concerns about the grave risks that Athersys currently faces and to seek the board’s intervention to assure that Athersys can deliver on its commitments and can build value for all shareholders of Athersys.”  Although Dr. Kagimoto did not know at the time that the Executive Committee’s actions (and, regarding management, its failures to act) were the root cause of the issues that prompted him to write, his letter implored the Board to “act swiftly and decisively” to put the Company on a path to generating stockholder value.
32.          Dr. Kagimoto’s September 2019 letter was ignored by the other members of the Board, and the Executive Committee continued to serve Van Bokkelen’s and other insiders’ interests without addressing Dr. Kagimoto’s concerns.
33.          In 2020, the first public mention of the existence of the Executive Committee was made.  The Company’s 2020 proxy statement disclosed its existence by misleadingly asserting that “[f]rom time to time, the Board of Directors also conducts business through other duly appointed committees, such as an Executive Committee or Pricing Committee.”

34.          It took several months after that first public disclosure for Dr. Kagimoto to learn that the Executive Committee has been secretly performing nearly all of the functions of the Board since its formation in June 2018.  Dr. Kagimoto remains unaware of the full scope of actions taken and decisions made by the Executive Committee during his tenure on the Board.
35.          Dr. Kagimoto also remains unaware of the full scope of actions taken to conceal the existence and function of the Executive Committee from him and the world.  He has however, discovered some of the shocking and improper ways the members of the Executive Committee have done so.
36.          For example, on September 25, 2020, Laura Campbell – the Company’s Senior Vice President of Finance – circulated draft minutes of a September 16, 2020 Board meeting to the Board, senior members of the Company’s management team and the Company’s legal counsel at Jones Day.  Those minutes were taken by William Lehmann, the Company’s President and COO, who has worked for Van Bokkelen for nearly 20 years.
37.          Those minutes showed that the full Board met from 8:03 a.m. to 12:31 p.m.  And, thereafter, the Executive Committee met, along with a number of the Company’s senior managers, the Company’s legal counsel Jones Day and all members of the Board other than Dr. Kagimoto, from 12:30 p.m. to approximately

2:00 p.m.  Dr. Kagimoto has no reason to believe these minutes were inaccurate in this regard.
38.          Nevertheless, a few days later on September 29, 2020, Campbell circulated a revised version of the minutes which included edits from members of the Executive Committee, management or Jones Day.  No one explained to Dr. Kagimoto the exact source of the edits.
39.          The edits vibrantly illustrate the improper efforts undertaken to conceal the existence and function of the Executive Committee.  The edits eliminate all reference to a meeting of the Executive Committee held that day.
40.          Whereas the original draft minutes had stated that the September 29, 2020 Board meeting ended at approximately 2:00 p.m. after the conclusion of (i) an Executive Committee meeting and (ii) a “closed session” involving purportedly independent directors, the revised minutes claim that the Board meeting ended at 12:31 p.m. after the “independent” directors’ session.  The revised minutes make no mention of the meeting of the Executive Committee and go so far as to falsify the time at which the meetings that day ended.  As the unknown author of the edits would have it, the hour-and-a-half long Executive Committee meeting on September 29, 2020 never happened.

41.          A redline comparing (in relevant part) the original draft of the September 29, 2020 Board minutes to the final version, which reflects the attempt to erase the meeting of the Executive Committee from existence, follows:
42.          The September 29, 2020 minutes reflect more than just an illegitimate and improper effort to scrub the existence of the Executive Committee from the official record.  They also show that the Executive Committee is not a legitimate vehicle for addressing purported conflicts, but rather is intended to exclude Dr. Kagimoto from participation in the Board’s management of the Company’s business and affairs.
43.          As shown in the redline above, multiple persons other than the members of the Executive Committee were invited to its September 29, 2020 meeting.
44.          From the Company’s management, the Executive Committee meeting included Lehmann (the Company’s President and COO, who has worked for Van Bokkelen since 2001), Ivor Macleod (the Company’s CFO), Laura Campbell (the Company’s Senior Vice President of Finance and a Van Bokkelen ally since 1998) and Jones Day partner Michael Solecki, whose firm serves as the Company’s legal advisor and de facto general counsel.

45.          The September 29, 2020 Executive Committee meeting also included “guest directors” John Harrington (Athersys’s co-founder and Van Bokkelen’s right-hand man, who as noted above was nominally left off of the Executive Committee when it was formed in 2018) and Kenneth Traub, who had been elected to the Board in June 2020 as Radius Ventures’ blockholder designee.
46.          The inclusion of every director other than Dr. Kagimoto (including two directors who are not members of the Executive Committee) plus multiple members of management in the Executive Committee meeting demonstrates that the Executive Committee exists to exclude Dr. Kagimoto from the Board’s business.  That reality is illustrated by the participation of Mr. Traub in the Executive Committee meeting, despite the fact that he – like Dr. Kagimoto – was on the Board pursuant to a contract between Athersys and a major stockholder.
47.          The September 29, 2020 Board minutes also document the fact that Mr. Traub, upon joining the Board, immediately recognized the governance and documentation irregularities at Athersys.  Among other things, at the September 29, 2020 Board meeting, Mr. Traub requested that directors be provided with additional time to review draft Board minutes, recommended that Board decisions be clearly documented in the future, and requested that documents referred to in minutes be attached thereto in order to preserve a record of what the Board and its committees had actually considered and determined.

48.          It appears that those ordinary and proper requests were refused.  Thus, after the September 29, 2020 Board and Executive Committee meetings, Mr. Traub sent correspondence to members of the Board criticizing the Company’s governance failures and, in particular, its inappropriate use of the Executive Committee.
49.          Dr. Kagimoto is not aware of any response to Mr. Traub’s concerns from the Company or the members of the Executive Committee.  But on October 12, 2020, Mr. Traub resigned from the Board, inferably because of concerns about the Company’s corporate governance.
III.	DR. KAGIMOTO DEMANDS TO INSPECT THE COMPANY’S BOOKS AND RECORDS; THE COMPANY REFUSES TO PERMIT HIS REQUESTED INSPECTION.
50.          On October 19, 2020, Dr. Kagimoto delivered the Demand.  The Demand seeks inspection of 12 categories of books and records relating to, among other things, the Executive Committee, the business it conducts, information provided by Company management to other members of the Board, the Company’s operations and ability to meet its contractual commitments, Dr. Kagimoto’s election to and service on the Board and purported breaches of fiduciary duty trumped up by the Company and Board in response to Dr. Kagimoto’s desire to participate fully in the business of the Board.  (See Ex. 1 at 1-2)  The Demand requires that the Company produce to Dr. Kagimoto responsive books and records in any form, including paper and electronic documents, emails, calendar records, call records and other electronic communications such as text messages, including documents contained in personal accounts or on personal devices used to conduct the Company’s, the Board’s or the Executive Committee’s business.
51.          The Demand sets forth a number of purposes for inspection that are directly related to Dr. Kagimoto’s position as an Athersys director.  It explains that, among other things, Dr. Kagimoto demands an inspection of books and records so that he may:
(a)          inform himself so that he may fulfill his fiduciary duties and ensure that other members of the Board are fulfilling and not violating their respective fiduciary duties;
(b)          investigate potential wrongdoing by the members of the Board and/or the Executive Committee regarding, among other things, the formation of the Executive Committee, the business conducted by the Executive Committee and the Board and/or Executive Committee’s oversight of the Company’s management;
(c)          investigate potential mismanagement by officers and/or employees of the Company and potential failures of oversight by the Board regarding the conduct of certain officers and/or employees of the Company; and

(d)          investigate the Company’s compliance with its contractual commitments to third parties, including, but not limited to, Healios.
52.          The purposes for inspection set forth in the Demand are Dr. Kagimoto’s true purposes for seeking to review and inspect the books and records listed therein.
53.          Given Dr. Kagimoto’s concurrent position as the CEO of Healios, a major Athersys stockholder and contractual counterparty, the Demand requests that Athersys withhold from production any confidential and commercially-sensitive information regarding negotiations between the Company and Healios.  Without waiving Dr. Kagimoto’s right to inspect such information (referred to in the Demand as “Excluded Information”) in the future, the Demand requests that such Excluded Information be redacted from each such document produced to Dr. Kagimoto, or in the unlikely event that a document responsive to the Demand contains Excluded Information and cannot be redacted to remove such Excluded Information, be withheld.
54.          The Demand further requires that Athersys provide a log of Excluded Information, including any withheld or redacted document’s author, date, recipients and subject matter, and information sufficient to identify the nature of the withheld or redacted information.
55.          On October 26, 2020, a lawyer from Jones Day sent a letter to Dr. Kagimoto.  In it, the Company admitted that Dr. Kagimoto is a director of Athersys and is entitled in that capacity to inspect the Company’s books and records.  Yet the letter did not state that Dr. Kagimoto would be allowed to inspect the books and records he requested.
56.          Instead, the letter vaguely stated that “the Company is willing to produce certain documents,” failed to identify what books and records would be made available for inspection and offered no timeline for providing the self-selected set of “certain documents” offered in the letter.  (See Ex. 2 at 3)  The letter did not explain who on the Board had directed the Jones Day lawyer to write the response or who would be picking and choosing what “certain documents” Dr. Kagimoto would be allowed to inspect.  Inferably, the letter was authorized and the “certain documents” would be selected by the Executive Committee.
57.          Thereafter, on November 11, 2020, counsel for Dr. Kagimoto sent a letter in response to the Company’s October 26, 2020 letter and reiterating Dr. Kagimoto’s entitlement to inspect all of the books and records specified in the Demand.  (See Ex. 3)
58.          The Company has not allowed Dr. Kagimoto access to any of the books and records specified in the Demand.

IV.	AFTER REJECTING THE DEMAND, ATHERSYS ADDS THREE NEW DIRECTORS TO THE BOARD ON SHORT NOTICE TO DR. KAGIMOTO AND ATTEMPTS TO PAPER OVER HIS OBJECTIONS.
59.          While its lawyers worked to deflect the Demand, the Executive Committee was again secretly plotting to make significant Board decisions without Dr. Kagimoto’s knowledge or involvement.
60.          On or about November 10, 2020, Dr. Kagimoto was informed for the first time that three director candidates – Katherine Kalin, Jane Wasman and Baiju R. Shah – were being reviewed and considered for potential appointment to the Board.  Yet it appears that members of the Executive Committee and Athersys’s management had been vetting candidates for months.
61.          The Board scheduled a vote on the appointment of the three new directors for November 12, 2020 – approximately forty-eight hours after Dr. Kagimoto was informed that the Company was considering an expansion of the Board.
62.          At that meeting, Wyszomierski (an Executive Committee member who has served on the Board with Van Bokkelen for ten years) presented the appointment of the new directors as a fait accompli, leaving Dr. Kagimoto with no option but to accept the appointments.  For example, Wyszomierski indicated that as early as October 29, 2020, Van Bokkelen and numerous other members of the Executive Committee had already decided to nominate the new directors.  He indicated that an outside search firm had been involved in the selection process, which was complete, and that several directors had already interviewed the potential nominees.  He also suggested the candidates were highly sought after.
63.          Upon hearing this, Dr. Kagimoto acknowledged that the candidates appeared on paper to be qualified but expressed that he had not received sufficient information about them to know whether each was truly independent, free of conflicts and properly informed about the Company and the governance issues that had led to the resignation of Mr. Traub.  For that reason, Dr. Kagimoto requested to speak with the candidates himself before making a decision.  His request was rejected.
64.          The Board voted to appoint the three candidates to the Board, and their directorships were publicly announced on November 16, 2020.
65.          What followed was another attempt to sanitize the corporate and public record.  The draft minutes from the November 12, 2020, meeting claimed that “Dr. Kagimoto expressed his support of the three directors joining the Board” and “reiterated that the candidates appeared to be excellent candidates and well qualified.”  But the minutes largely skip over Dr. Kagimoto’s concerns.
66.          The draft minutes discussed Dr. Kagimoto’s requests to speak with the candidates as untimely, stating that he had “asked if he could talk with the nominees prior to their appointment, and it was pointed out by Van Bokkelen that the candidates’ biographies were provided several days prior to this meeting and no such request was made by Dr. Kagimoto during that time.”  This is absurd given that, unlike his fellow directors, Dr. Kagimoto received those biographies on the eve of the Board meeting and made his request to speak to the candidates at the first Board meeting at which the topic of new directors was discussed.
67.          Athersys thereafter issued a current report on Form 8-K on November 19, 2020, which report tells Athersys stockholders a similar, sanitized version of the story.  In it, among other things, Athersys claims that “[d]uring the Board meeting, Dr. Kagimoto did not question or object to the credentials or experience of the Director candidates; rather, Dr. Kagimoto agreed that they were well-qualified and excellent candidates.”  That characterization inaccurately represents Dr. Kagimoto’s expressed viewpoint and omits his request to speak with the candidates.  The 8-K also claims that “[d]uring the Board meeting, the Chairman of the NCG Committee thoroughly described the Director search process.”  But very few specific facts about the search process were actually discussed at the Board meeting.

CLAIM FOR RELIEF
Count I:
Order Requiring Athersys To Permit Inspection of Books and Records
68.          Dr. Kagimoto repeats and realleges all previous allegations as if they had been set forth in full herein.
69.          As a director of Athersys, a Delaware corporation, Dr. Kagimoto is entitled to virtually unfettered access to the Company’s books and records.
70.          On October 19, 2020, Dr. Kagimoto, acting in his capacity as an Athersys director, demanded that the Company permit him to inspect the categories of books and records specified in the Demand.
71.          The Company has refused to permit Dr. Kagimoto to conduct an inspection of the categories of books and records specified in the Demand.
72.          Dr. Kagimoto is entitled to an order compelling the Company to produce for inspection the categories of books and records specified in the Demand.
73.          Dr. Kagimoto has no adequate remedy at law.

PRAYER FOR RELIEF
WHEREFORE, Dr. Kagimoto prays for the following relief:
(i)	an order requiring Athersys to produce for inspection all of the categories of books and records specified in the Demand;
(ii)	an award of Dr. Kagimoto’s costs and expenses, including attorneys’ fees, incurred in connection with the Demand and this action; and
(iii)	such other relief as the Court deems just and proper.

/s/ Cliff C. Gardner

Cliff C. Gardner (ID No. 5295)
Matthew P. Majarian (ID No. 5696)
Matthew R. Conrad (ID No. 6649)
SKADDEN, ARPS, SLATE,
   MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware  19899-0636
Tel.:  (302) 651-3000

Attorneys for Plaintiff
Hardy TS Kagimoto

DATED: November 21, 2020

23